UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 7)
APPLICA INCORPORATED
(Name of Subject Company (Issuer))
Apex Acquisition Corporation
NACCO Industries, Inc.
(Names of Filing Persons (Offerors))
Common Stock, par value $0.10 per share
(Title of Class of Securities)
03815A106
(CUSIP Number of Class of Securities)
Charles A. Bittenbender, Esq.
Vice President, General Counsel, and Secretary
NACCO Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124
(440) 449-9600
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Thomas C. Daniels, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
(216) 586-3939
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$207,385,710	$22,190.27
*For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 25,762,200 shares of common stock, par value $0.10 per share, of Applica Incorporated outstanding on a fully diluted basis consisting of (a) 25,001,100 shares of common stock outstanding and (b) 761,100 shares of common stock subject to outstanding options granted under Applica’s equity incentive plans and (ii) the tender offer price of $8.05 per Share (as defined herein).
** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.000107.
☒ Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $413.48	Filing Party: Apex Acquisition Corporation/NACCO Industries, Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: January 16, 2007

Amount Previously Paid: $413.49	Filing Party: Apex Acquisition Corporation/NACCO Industries, Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: January 9, 2007
Amount Previously Paid: $689.13	Filing Party: Apex Acquisition Corporation/NACCO Industries, Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: January 3, 2007
Amount Previously Paid: $1,378.28	Filing Party: Apex Acquisition Corporation/NACCO Industries, Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: December 26, 2006
Amount Previously Paid: $1,378.28	Filing Party: Apex Acquisition Corporation/NACCO Industries, Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: December 21, 2006
Amount Previously Paid: $17,917.61	Filing Party: Apex Acquisition Corporation/NACCO Industries, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: December 15, 2006
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Items 1 through 9, and Item 11.
     This Amendment No. 7 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the tender offer statement originally filed with the Securities and Exchange Commission on December 15, 2006, as amended (as so amended and supplemented, the “Schedule TO”), by Apex Acquisition Corporation, a Florida corporation (“Purchaser”) and a newly formed, indirect, wholly owned subsidiary of NACCO Industries, Inc., a Delaware corporation (“NACCO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Applica Incorporated, a Florida corporation (the “Company”), other than Shares held by NACCO or its affiliates, at a price of $8.05 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer To Purchase dated December 15, 2006, as amended, and in the related Letter of Transmittal (which, together with the Offer To Purchase and any amendments or supplements thereto constitute the “Offer”). Capitalized terms used but not defined herein have the meanings specified in the Offer To Purchase and the Schedule TO. The item numbers referenced herein are in accordance with the requirements of Schedule TO. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule TO.
Items 1 through 9 and Item 11 are hereby amended and supplemented as follows:
On January 23, 2007, NACCO and Purchaser terminated the Offer pursuant to Section 14 of the Offer To Purchase and issued a press release in connection therewith. The Offer had been scheduled to expire at 12:00 Midnight, New York City time, on Monday, January 29, 2007. The announcement and termination of the Offer follow the consummation of the merger between the Company and Harbinger on January 23, 2007. The full text of the press release issued by NACCO on January 23, 2007 announcing the termination of the Offer is filed as Exhibit (a)(5)(ix) hereto. No Shares were purchased by Purchaser pursuant to the Offer, and all tendered Shares will be returned promptly.
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
(a)(5)(ix) Press release issued by NACCO, dated January 23, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2007	Apex Acquisition Corporation
	By:	/s/ Charles A Bittenbender

Name: Charles A. Bittenbender
Title: Secretary
NACCO Industries, Inc.
	By:	/s/ Charles A Bittenbender

Name: Charles A. Bittenbender Title: Vice President, General Counsel, and Secretary

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer To Purchase, dated December 15, 2006*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)	Press release issued by NACCO, dated December 15, 2006*
(a)(1)(I)	Summary advertisement, published December 15, 2006*
(a)(5)(i)	Complaint filed on December 18, 2006 in the United Stated District Court for the Northern District of Ohio, Eastern Division*
(a)(5)(ii)	Press release issued by NACCO, dated December 21, 2006*
(a)(5)(iii)	Press release issued by NACCO, dated December 26, 2006*
(a)(5)(iv)	Press release issued by NACCO, dated January 3, 2007*
(a)(5)(v)	Press release issued by NACCO, dated January 9, 2007*
(a)(5)(vi)	Press release issued by NACCO, dated January 16, 2007*
(a)(5)(vii)	Letter from the Company to NACCO, dated January 9, 2007*
(a)(5)(viii)	Letter from NACCO to the Company, dated January 11, 2007*
(a)(5)(ix)	Press release issued by NACCO, dated January 23, 2007
* Previously filed.